

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

Jennifer Leyden
Chief Financial Officer
Getty Images Holdings, Inc.
605 5th Ave. S. Suite 400
Seattle, WA 98104

> **Re: Getty Images Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-41453**

Dear Jennifer Leyden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services